Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended Sept 30, 2007 under Consolidated Indian GAAP
Wipro Records 35% YoY Growth In Revenues
Revenue In Global IT Business Was $796.5 Million , 35% Yo Y
Bangalore, October 19, 2007 —Wipro Limited today announced its results approved by the Board of Directors for the quarter ended Sept 30, 2007.
Highlights of the Results
•	Wipro Limited Revenue increased by 35% Year on Year (YoY) to Rs. 47,847 million (Rs. 4,785 Crores); Profit After Tax (PAT) was Rs. 8,237 million (Rs. 824 Crores).

•	Global IT Services & Products Revenue in dollar terms was $796.5 million , a sequential growth of 9.7% and YoY growth of 35%. In rupee terms, Revenue stood at Rs. 32,490 million (Rs. 3,249 Crores), a sequential growth of 10%.

•	Profit Before Interest & Tax (PBIT) for Global IT Services and Products segment stood at Rs. 7,265 million and grew 14% sequentially. At 22.4%, PBIT as percentage of Revenues expanded by 80 basis points as compared to previous quarter.

•	During the quarter, Wipro won several Large Deals including one with Total Contract Value (TCV) of $275 million and another with TCV of $160 million over multiple years.

•	Wipro broadened its campaign around the Applied Innovation theme by launching the first ever global awards to recognize best practices in co-innovation and global sourcing .

•	Wipro and SAP AG announced an expansion of their existing partnership with Wipro becoming a SAP global services partner.

•	Wipro’s India, Middle East & Asia Pac business recorded 72% growth in Revenues YoY. PBIT grew 48% YoY. Revenues have grown at three times market growth rate in the first half year.

•	Wipro Consumer Care and Lighting business Revenue grew 84% YoY and PBIT grew 79% YoY. Results of Unza have been consolidated from August 1, 2007.

•	Wipro declares an interim dividend of Rs. 2 per share /ADS.
Performance for the Quarter ended Sept 30, 2007 and Outlook for Quarter ending December 31, 2007
Azim Premji, Chairman of Wipro, commenting on the results said -
“The results for the quarter demonstrate strong execution by Team Wipro on all fronts. Revenues from our Global IT Services at $796.5 million for the quarter, including Revenues of $6.4 million from Infocrossing, were ahead of our guidance of $777 million. We saw broad-based growth across Verticals, Services and Geographies. During the quarter, we won some large multi-million dollar deals and the deal pipeline continues to be robust. Building out its theme of benefiting clients through Applied Innovation, Wipro partnered with global industry bodies to launch the first ever global awards to recognize best practices in co-innovation and global sourcing . Wipro completed its landmark Infocrossing acquisition through a successful tender offer.
Looking ahead, for the quarter ending December 2007, we expect our Revenue from our Global IT Services business to be approximately $905 million, including Revenues of around $60 million from acquisitions.”

Suresh Senapaty, Chief Financial Officer of Wipro, said—
“Our performance on profitability demonstrates the resilience of our business model. Improved Realizations and superior management of key operating parameters like Offshore mix, Utilization and Bulge helped us not only fully mitigate the adverse impact on account of Offshore salary increases but also deliver an Operating Margin expansion of 80 basis points”.
Wipro Limited
Revenues for the Quarter ended September 30, 2007, were Rs. 47,847 million, representing a 35% increase YoY. Profit after Tax for the quarter was Rs. 8,237 million, an increase of 18% Yo Y and 14% sequentially.
Global IT Services and Products
Global IT Services & Products reported Revenues of Rs. 32,490 million for the Quarter ended September 30, 2007, representing an increase of 10% sequentially and PBIT of Rs. 7,265 million. Operating Income to Revenue for the quarter was 22.4%, representing an expansion of 80 basis points compared to previous quarter and thus, demonstrating the resilience of our business model. Our Technology Business contributed 32.7% of the Revenues of Global IT Services and our Enterprise Business contributed 67.3%.
We had 77,478 employees as of September 30, 2007 including 926 employees who joined us as part of Infocrossing acquisition. As compared to previous quarter, this represents a net addition of 5,341 people, comprised of 4,463 employees in our IT Services & Products business and 878 employees in our BPO business. Our Global IT Services and Products business added 59 new clients during the quarter, of which 6 were Global 500 or Fortune 1000 companies. It comprised of 26 new Technology clients and 33 new Enterprise clients.
Global IT Services & Products segment accounted for 68% of the Revenue and 85% of the PBIT for the quarter ended Sept 30, 2007.
During the quarter, Wipro completed the acquisition of Infocrossing, a US-based provider of IT Infrastructure Management, Enterprise Application and Business Process Outsourcing services through a successful tender offer. This acquisition broadens the Data-center and Mainframe capabilities of Wipro and reinforces its position as an industry leader in the Infrastructure Management space. Infocrossing is also a leader in Platform based solutions in Health Plan & Payer Management and processes over 175 million claims annually for over 90 managed care organizations. The results of the acquisition have been consolidated with effect from September 20, 2007.
Wipro entered into an agreement with Nokia Siemens Networks in October 2007, whereby all Radio Access R&D activities currently performed in Berlin are planned to be provided to Nokia Siemens Networks by Wipro Technologies in the future. Wipro also announced a strategic partnership with Oki Electric Industry Co., Ltd. (TSE: 6703) and has signed a definitive agreement to acquire Oki Techno Centre Singapore Pte. Ltd including its Intellectual property rights. Results of the acquisition will be consolidated from quarter ended December 2007.
Deal Wins
Some of the key deals won during the quarter are:
Infocrossing Inc, the newly acquired Wipro subsidiary, was awarded a $275 million contract to provide fiscal agent services to Missouri HealthNet program into 2014.

Wipro bagged a large Total Infrastructure Outsourcing order from a U.S.-based Technology company. The $160 million contract spread over seven years encompasses end-to-end IT Infrastructure Management.
Wipro has won a project from a leading Insurance company in US with TCV of more than $50 million. The engagement to be executed over a 2 year period includes implementation of Billing solution and provision of Business testing services. This strategic transformational program seeks to simplify the customer’s billing systems and processes by moving to an Insurance Industry solution from SAP and help them achieve faster time to market, improved customer experience and increase market presence.
In a multi-year engagement with one of the leading US retailers, Wipro is implementing an organization-wide Oracle Retail solution to transform the retailer’s Merchandise Management and integration in addition to simplifying the company’s customer portfolio architecture and streamlining its business operations.
Wipro won a multi-year large Managed Services engagement with a diversified global financial services company headquartered in US and having global operations. Wipro will be leveraging multiple service lines to deliver these services.
During the quarter, Wipro also won a deal for mobile device testing from one of the leading telecom service providers in the Asia Pacific. This is one of the largest Independent Testing win for Wipro.
Alliances & Partnerships
In an effort to accelerate growth and innovation for businesses around the globe, Wipro and SAP AG announced an expansion of their existing partnership. As part of the agreement, Wipro will become an SAP Global Services Partner and will establish a solutions lab in Bangalore to showcase the benefits of Enterprise Service-Oriented Architecture, industry best practices and innovative service-delivery models.
Lockheed Martin, the world’s largest defense contractor announced the opening of its Network Centric Operations Centre in Gurgaon, India in partnership with Wipro. Known as Ambar Jyoti, this lab will develop, demonstrate and experiment with emerging network-enabled capabilities and applications.
During the quarter we announced the launch of Mission10x an outcome of our Quantum Innovation program . It is aimed at promoting systemic changes to current teaching-learning paradigms in Engineering Education. Wipro is doing this in collaboration with Academia to enhance Graduate Engineer’s employability significantly. Mission10x will be launched across the country in a phased manner.
Applied Innovation
Continuing its positioning campaign around the theme of Applied Innovation, this quarter Wipro launched the first ever global awards to recognize best practices in co-innovation and global sourcing. The Applied Innovation Awards for Business Excellence in collaboration with the IT Association of America, International Association of Outsourcing Professionals and Forbes.com received an overwhelming response from leading innovative organizations across the globe. 12 innovations that have resulted in measurable business transformation through co-innovation or global sourcing will be recognized in New York. The awards event coincides with the Wipro -Forbes.com Applied Innovation Conference, a C-level conference that will focus on emerging innovation paradigms and the social impact of innovation. A similar Award was instituted to recognize internal innovations that benefited clients and saw over 240 Wiproites submit applications.
To facilitate dialog on the theme of Applied Innovation, Wipro also launched its Applied Innovation Council, a high-level forum comprising of Wipro customers, industry experts, analysts and thought leaders to analyze industry trends and work on collaborative solutions to address new consumers, markets and business challenges.

Global Footprint
As a part of our strategic initiatives to build strong delivery capabilities beyond India, manage risk better and improve cultural diversity, Wipro announced the opening of Wipro’s first US development centre in Atlanta, Georgia. Wipro expects to fill 200 positions at this center in the first year. A near-shore center in Monterrey, Mexico was also set up during the quarter.
Awards and Recognition:
During the quarter , Wipro & Nortel won the “Best Offshore award” at the distinguished 2007 Outsourcing Excellence Awards for its 360-degree engagement model with Wipro spanning 16 years.
Wipro was also awarded Microsoft ‘Top Partner’ Award for exceptional work in closing deals and taking the partnership to the next level.
Wipro was ranked 5th in Asia Pacific region and 20th globally ‘Top Companies for Leaders’ 2007 Survey conducted by Hewitt Associates, Fortune Magazine, and The RBL Group among 563 participating companies globally.
Wipro was named one of 10 technology companies to watch by Bank Technology News in August 2007. Wipro was the only Indian IT company to feature in this elite industry ranking.
During the quarter Wipro was positioned as a Strong Performer in “The Forrester Wave™: Security Consulting, Q3 2007”, Forrester Research, Inc., September, 2007. Wipro is the only Indian Company to feature in this independent report.
Wipro -New Logic was rated as “#1 supplier of Wireless LAN and Bluetooth IP worldwide” according to Gartner, Inc.’s Semiconductor IP Survey (Source: Source: Gartner, Inc., “Market Share: Semiconductor Intellectual Property, Worldwide, 2006” Christian Heidarson, 20 June 2007).
During the quarter, Wipro was ranked as the leader among Offshore Call Center firms in the customer and business awards category in the Annual Offshore 100 ranking of top global suppliers by Managing Offshore and offshore outsourcing advisory expert neoIT.
In September 2007, Wipro won the “Energy Efficient Unit Award” at the National Award for Excellence in Energy Management 2007 conducted by CII — Godrej GBC. Wipro’s New Development Center in Cochin achieved Gold Rating in the Leadership in Energy and Environment Design (LEED) category from US Green Building Council.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended September 30 , 2007, Wipro Infotech recorded Revenues of Rs 9,312 million, a growth of 72% YoY and Profit before Interest and Tax of Rs. 691 million, a growth of 48% YoY. Services business contributed 31% to total Revenue during the quarter and grew by 40% YoY.
We continue to have leadership position in India and Middle East. Revenues for the first half year have grown at 3 times the market growth rate driven by comprehensive service portfolio and a compelling value proposition to our customers. The funnel for large outsourcing contracts and integrated deals is very healthy across India and Middle East.
Marquee wins in the quarter include a comprehensive SAP implementation project at ITC, next generation e-commerce platform creation for Future E-Commerce Infrastructure Ltd, People Soft HRMS implementation at J&K Bank, infrastructure integration projects for BSNL, Indian Overseas Bank and Bhilai Steel Plant.

Oracle named Wipro Infotech as System Integration Partner of the Year in APAC region while Symantec recognized Wipro Infotech as the largest Enterprise Partner in India.
Wipro Infotech accounted for 19% of the Revenue and 8% of the PBIT for the quarter ended Sept 30 , 2007.
Wipro Consumer Care & Lighting
For the quarter ended September 30, 2007, Wipro Consumer Care and Lighting business recorded Revenues of Rs. 3,726 million, a growth of 84% YoY and PBIT of Rs. 440 million, a growth of 79% YoY. PBIT to Revenue was 11.8% for the quarter. Wipro Consumer Care & Lighting accounted for 8% of the Revenue and 5% of the PBIT for the quarter ended September 30, 2007.
Results of Unza, a leading Personal Care Company based in Singapore acquired during the quarter, have been consolidated from August 1, 2007.
Wipro Limited
For the quarter ended Sept 30, 2007, the Return on Capital Employed in Global IT Services & Products business was 49%, Wipro Infotech was 40% and Consumer Care and Lighting was 18%. At the Company level, the Return on Capital Employed was 28%, lower due to inclusion of cash and cash equivalents of Rs. 32,792 million in Capital Employed (24% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the Quarter ended September 30, 2007, was Rs. 8,121 million. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, deferred taxes and amortization of intangible assets.
Global IT Services & Products segment’s Revenues were Rs. 32.4 billion for the quarter ended September 30, 2007, under US GAAP. The difference of Rs. 36 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP .
Quarterly Conference call
Wipro will hold conference calls today at 11:45 am Indian Standard Time (2:15 am US Eastern Time) and at 6:45 pm Indian Standard Time (9:15 am US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio broadcasting of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com .
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	Senior Manager-Corporate Communications
Phone : +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350

rajesh.ramaiah@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward -looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward -looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & SIX MONTHS ENDED SEPTEMBER 30, 2007
Rs. in Million

							Year ended
Particulars	Quarter ended September 30,			Six months ended September 30,			March 31,
	2007	2006	Growth %	2007	2006	Growth %	2007

Revenues
IT Services	29,452	24,906	18%	56,436	47,313	19%	101,554
Acquisitions	254			254
BPO Services	2,784	2,299	21%	5,299	4,397	21%	9,391
Global IT Services and Products	32,490	27,205	19%	61,989	51,710	20%	110,945
India & AsiaPac IT Services and Products	9,312	5,426	72%	16,813	9,990	68%	24,835
Consumer Care and Lighting	3,726	2,025	84%	6,076	3,793	60%	8,182
Others	2,587	1,098	136%	5,541	1,902	191%	7,130
Eliminations	(268)	(292)		(539)	(508)		(1,084)

TOTAL	47,847	35,462	35%	89,880	66,887	34%	150,008

Profit before Interest and Tax — PBIT
IT Services	6,618	6,113	8%	12,405	11,706	6%	24,782
Acquisitions	22			22
BPO Services	625	526	19%	1,199	952	26%	2,157
Global IT Services and Products	7,265	6,639	9%	13,626	12,658	8%	26,939
India & AsiaPac IT Services and Products	691	468	48%	1,259	821	53%	2,139
Consumer Care and Lighting	440	246	79%	745	477	56%	1,006
Others	132	95	39%	191	164	16%	322

TOTAL	8,528	7,448	15%	15,821	14,120	12%	30,406

Interest (Net) and Other Income	658	512	29%	1,526	1,019	50%	2,582

Profit Before Tax	9,186	7,960	15%	17,347	15,139	15%	32,988

Income Tax expense including Fringe Benefit Tax	(1,046)	(1,050)		(2,050)	(2,090)		(3,868)

Profit before Share in earnings of associates and minority interest	8,140	6,910	18%	15,297	13,049	17%	29,120
Share in earnings of associates	96	92		193	157		295
Minority interest	1	—		3	—		6

PROFIT AFTER TAX	8,237	7,002	18%	15,493	13,206	17%	29,421

Operating Margin
IT Services	22%	26%		22%	25%		24%
Acquisitions	9%			9%
BPO Services	22%	23%		23%	22%		23%
Global IT Services and Products	22%	24%		22%	24%		24%
India & AsiaPac IT Services and Products	7%	9%		7%	8%		9%
Consumer Care and Lighting	12%	12%		12%	13%		12%

TOTAL	18%	21%		18%	21%		20%

CAPITAL EMPLOYED
IT Services	47,427	36,241		47,427	36,241		46,454
Acquisitions	22,088	—		22,088	—
BPO Services	3,055	1,991		3,055	1,991		2,493
Global IT Services and Products	72,570	38,232		72,570	38,232		48,947
India & AsiaPac IT Services and Products	6,652	2,372		6,652	2,372		5,363
Consumer Care and Lighting	16,612	2,488		16,612	2,488		2,957
Others	41,041	40,662		41,041	40,662		42,584

TOTAL	136,875	83,754		136,875	83,754		99,851

CAPITAL EMPLOYED COMPOSITION
IT Services	35%	43%		35%	43%		47%
Acquisitions	16%	—		16%	—		—
BPO Services	2%	2%		2%	2%		2%
Global IT Services and Products	53%	45%		53%	45%		49%
India & AsiaPac IT Services and Products	5%	3%		5%	3%		5%
Consumer Care and Lighting	12%	3%		12%	3%		3%
Others	30%	49%		30%	49%		43%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	58%	71%		53%	70%		64%
Acquisitions	1%	—		—	—
BPO Services	86%	47%		86%	46%		49%
Global IT Services and Products	49%	68%		45%	67%		63%
India & AsiaPac IT Services and Products	40%	67%		42%	69%		55%
Consumer Care and Lighting	18%	42%		15%	52%		48%

TOTAL	28%	37%		27%	37%		36%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes all allocable other income and exchange differences which are reported in other income.

c)	PBIT for the quarter and six month ended September 30, 2007 is after considering restricted stock unit amortisation of Rs. 286 Million (2006: Rs. 448 Million & 2007: Rs 1078 Million) and Rs. 572 Million (2006: Rs 596 Million & 2007: Rs 1078 Million). PBIT of Global IT Services and Products for the quarter and six month ended September 30, 2007, is after considering restricted stock unit amortisation of Rs. 250 Million (2006: Rs. 392 Million & 2007: Rs 936 Million) and Rs. 497 Million (2006: Rs.522 Million & 2007: Rs. 936 Million)

d)	Capital employed of segments is net of current liabilities which is as follows :—
(Rs. in Million)

	As of Sep 30,		As of March 31,
Name of the Segment	2007	2006	2007

Global IT Services and Products	28,953	17,711	18,501
India & AsiaPac IT Services and Products	9,394	6,484	7,580
Consumer Care and Lighting	3,356	1,327	1,537
Others	9,953	8,008	14,765

	51,656	33,530	42,383

e)	Capital employed of ‘Others’ includes cash and cash equivalents includi ng liquid mutual funds of Rs. 32,792 Million (2006: Rs. 33,826 Million & 2007 Rs. 42,652 Million).

f)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from g eographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended				Six month ended September				Year ended March
	September 30,				30,				31,
Geography	2007	%	2006	%	2007	%	2006	%	2007	%

India	12,003	25%	7,131	20%	22,432	25%	13,072	20%	31,371	21%
USA	20,272	42%	18,063	51%	39,425	44%	34,453	52%	72,702	48%
Europe	11,717	25%	8,181	23%	22,262	25%	15,697	23%	36,972	25%
Rest of the World	3,855	8%	2,087	6%	5,761	6%	3,665	5%	8,963	6%

Total	47,847	100%	35,462	100%	89,880	100%	66,887	100%	150,008	100%

g)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

h)	The acquisitions consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.

i)	The Company has designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of September 30, 2006 and March 31, 2007 the Company had forward /option contracts to sell USD 201 million and USD 87 million respectively, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts as of September 30, 2006 was a loss of Rs 27 million and as of March 31, 2007 was a gain of Rs 105 million. The premium / discount at inception of forward contracts was amortised over the life of the contract.

Effective April 1, 2007, based on the recognition and measurement principles set out in the Exposure Draft of the proposed Accounting Standard (AS -30) on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges of Rs 698 million, has been recognised directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the, hedged transaction the amounts recognised in the shareholders’ funds would be reclassified into the profit and loss account.

As a result of this change in the six month ended September 30, 2007, the shareholders’ funds and loans and advances have increased by Rs. 698 million.